UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Amendment No. 2)

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

TELLABS, INC.

(Name of Subject Company)

TELLABS, INC.

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

879664100

(CUSIP Number of Class of Securities)

James M. Sheehan, Esq.

Executive Vice President,

General Counsel, Chief Administrative Officer and Secretary

Tellabs, Inc.

One Tellabs Center

1415 West Diehl Road

Naperville, Illinois 60563

Telephone (630) 798-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

COPIES TO:

Beth E. Flaming

Imad Qasim

Sidley Austin LLP

1 South Dearborn Street

Chicago, Illinois 60603

Telephone (312) 853-7000

Fax (312) 853-7036

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on November 1, 2013 (as amended or supplemented from time to time, the “Schedule 14D-9”), by Tellabs, Inc., a Delaware corporation (“Tellabs” or the “Company”). The Schedule 14D-9 relates to the cash tender offer by Blackhawk Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Blackhawk Holding Vehicle LLC, a Delaware limited liability company (“Parent”). Parent and Purchaser are affiliates of Marlin Equity III, L.P., a Delaware limited partnership, Marlin Equity IV, L.P., a Delaware limited partnership, and Marlin Management Company, LLC, a Delaware limited liability company, as disclosed in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on November 1, 2013 (as amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to Purchaser’s offer to purchase any and all of the outstanding Shares at a price per Share of $2.45, net to the seller thereof in cash, without interest, and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 1, 2013 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.	The Solicitation or Recommendation.

Item 4 (“The Solicitation or Recommendation”) of the Schedule 14D-9 is hereby amended as follows:

The following disclosure supplements and restates the third sentence of the last paragraph on page 10 of the Schedule 14D-9 in the section entitled “The Solicitation or Recommendation—Background of the Offer and the Merger”:

After discussion regarding the Company’s outlook and the attendant uncertainties, the Board determined that it desired additional information regarding the Company’s financial and business outlook in order to assist the Board in considering various strategic options. For this reason, the Board decided to suspend the Company’s discussions with third parties regarding a potential sale of the entire Company for the time being. However, the Board did authorize management to continue to permit Party A to conduct due diligence with respect to the data business and to contact other parties that might be interested in acquiring the Company’s data business.

The following disclosure supplements and restates the second-to-last sentence in the second paragraph on page 11 of the Schedule 14D-9 in the section entitled “The Solicitation or Recommendation—Background of the Offer and the Merger”:

The Board discussed the strategic alternatives presented and then authorized the Company to formally engage Goldman Sachs as its financial advisor in connection with a potential sale of the Company. The Board also decided that, although there had been communications with various parties regarding a potential sale of the entire Company, the Company would be more likely to maximize stockholder value in connection with a potential sale of the entire Company if the Company were to conduct a more formal, non-public process of identifying and contacting the strategic and financial sponsor parties that would be the most likely to be interested in acquiring the Company (other than those as to which there were any material competitive concerns), and the Board directed Goldman Sachs, working with management, to begin such a process.

The following disclosure supplements and restates the second sentence in the second full paragraph on page 17 of the Schedule 14D-9 in the section entitled “The Solicitation or Recommendation—Background of the Offer and the Merger”:

The same day, the Company also provided Marlin with the Company’s refined base case projections, which Company management had prepared on its own initiative to reflect refined assumptions regarding certain cash flow items.

The following disclosure supplements and restates the last sentence of the first full paragraph on page 25 of the Schedule 14D-9 in the section entitled “The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor”:

Goldman Sachs first calculated the implied values per Share as of December 31 for each of the calendar years 2014 through 2016, by applying illustrative price to one-year forward earnings per Share multiples of 12.0x to 18.0x, which were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical trading data and the current P/E multiples for the Company and the selected companies (as defined below), to earnings per Share estimates for each of the calendar years 2015 through 2017. These theoretical future values of the Company’s equity on a per Share basis were then discounted to present values to June 30, 2013, using an illustrative discount rate of 12.7% derived by application of the Capital Asset Pricing Model, which takes into account certain company-specific metrics, including the company’s target capital structure and historical beta, as well as certain financial metrics for the United States financial markets generally and adding a size premium.

The following disclosure supplements and restates the first sentence of the second paragraph on page 25 of the Schedule 14D-9 in the section entitled “The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor”:

Goldman Sachs then calculated the implied values per Share as of December 31 for each of the calendar years 2014 through 2016, by applying illustrative price to one-year forward cash adjusted earnings per Share multiples of 8.0x to 14.0x, which were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical trading data and the current cash adjusted P/E multiples for the Company and selected companies, to cash adjusted earnings per Share estimates for each of the calendar years 2015 through 2017. These theoretical future values of the Company’s equity on a per Share basis were then discounted to present values to June 30, 2013, using an illustrative discount rate of 12.7% derived by application of the Capital Asset Pricing Model, which takes into account certain company-specific metrics, including the company’s target capital structure and historical beta, as well as certain financial metrics for the United States financial markets generally and adding a size premium.

The following disclosure supplements and restates the first full paragraph on page 26 of the Schedule 14D-9 in the section entitled “The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor”:

Illustrative Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis on the Company using the Forecasts, the Company’s cash balance and basic Share count as of June 28, 2013, and incorporating the present value (using a discount rate of 10.2%) of the Company’s tax carryforwards of approximately $36 million (approximately $0.10 per share). In addition, stock based compensation expense was treated as a cash expense for purposes of determining unlevered free cash flow. Goldman Sachs calculated implied prices per Share using illustrative terminal values in the year 2017 based on perpetuity growth rates ranging from (2.0)% to 2.0%, estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation, to terminal year projected free cash flow and illustrative discount rates ranging from 16.6% to 20.6%. This analysis resulted in a range of implied present values per Share of $1.74 to $1.79.

The following disclosure supplements and restates the second paragraph beginning on page 26 of the Schedule 14D-9 in the section entitled “The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor”:

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the technology industry, separated into the Mid-Cap group (companies with market capitalizations of less than $10 billion), the Large-Cap group (companies with market capitalizations of $10 billion or more) and the Historically Declining Revenue group (collectively referred to as the “selected companies”). The following table presents the results of Goldman Sachs’ analysis:

Company	Enterprise Value as a multiple of				Equity Value as a multiple of
	CY2013E Revenue	CY2014E Revenue	CY2013E EBITDA	CY2014E EBITDA	CY2013E EPS	CY2014E EPS	CY2013E Cash Adjusted EPS	CY2014E Cash Adjusted EPS
Large Cap
Cisco	1.85x	1.76x	6.0x	5.6x	11.1x	10.5x	6.7x	6.3x
Ericsson	1.02x	0.98x	8.6x	7.2x	19.4x	14.7x	15.0x	11.3x
Juniper Networks	1.79x	1.69x	7.9x	6.8x	17.4x	15.5x	11.6x	10.3x
Motorola Solutions	1.80x	1.73x	9.1x	8.4x	13.7x	15.2x	11.0x	12.2x
Median	1.80x	1.71x	8.2x	7.0x	15.6x	14.9x	11.3x	10.8x

Mid-Cap
ADTRAN	1.59x	1.41x	16.5x	11.3x	35.9x	27.6x	24.9x	18.9x
ADVA	0.61x	0.56x	5.2x	4.4x	32.2x	21.0x	22.1x	14.2x
Alcatel-Lucent	0.55x	0.54x	9.4x	6.6x	NM	NM	NM	19.4x
Calix	1.43x	1.26x	16.2x	13.1x	25.6x	16.6x	23.1x	14.9x
Ciena	1.84x	1.66x	19.5x	15.0x	38.9x	24.8x	34.5x	21.8x
Harmonic	1.43x	1.33x	13.2x	10.9x	46.0x	24.5x	38.2x	20.0x
Infinera	2.21x	2.01x	NM	17.6x	NM	46.5x	NM	37.2x
Sonus Networks	2.54x	2.40x	NM	NA	173.5x	69.4x	NA	51.9x
Median	1.51x	1.37x	14.7x	11.3x	37.4x	24.8	24.9x	19.7x

Historically Declining Revenue
Alcatel-Lucent	0.55x	0.54x	9.4x	6.6x	NM	NM	NM	19.4x
Blackberry	0.14x	0.17x	1.5x	1.4x	NM	NM	NM	NM
Nokia	0.31x	0.31x	5.0x	4.0x	NM	22.5x	NM	2.5x
Median	0.31x	0.31x	5.0x	4.0x	NM	22.5x	NM	10.9x

Note that Blackberry market data and projections are as of September 22, 2013, one day prior to the announcement of the sale of the company to a consortium of investors. Nokia market data and projections are as of September 1, 2013, one day prior to announcement of the sale of the Devices & Services Business to Microsoft.

The following disclosure supplements and restates the first full paragraph on page 27 of the Schedule 14D-9 in the section entitled “The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor”:

Although none of the selected companies is directly comparable to the Company, the selected companies were chosen because they are publicly traded companies in the communications technology industry with operations and product profiles that for purposes of analysis may be considered similar to certain of the Company’s operations and product profiles.

Item 8.	Additional Information.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the fourth paragraph under the heading “Certain Litigation”:

“On November 24, 2013, the Company entered into a memorandum of understanding (the “MOU”) with the plaintiffs in the Lambert action, which sets forth the parties’ agreement in principle for settlement. The Company believes that no further disclosure is required to supplement this Schedule 14D-9 under applicable laws; however, to avoid the risk that the Lambert action may delay or otherwise adversely affect the consummation of the Merger and to minimize the expense of defending the Lambert action, the Company has agreed, pursuant to the terms of the MOU, to make certain supplemental disclosures in this Schedule 14D-9, which are set forth in Amendment No. 2 to this Schedule 14D-9. Pursuant to the MOU, subject to certain confirmatory discovery by the plaintiffs in the Lambert action, the parties expect to execute a stipulation of settlement, which will be subject to approval by the United States District Court for the Northern District of Illinois, following the filing of Amendment No. 2 to this Schedule 14D-9. There can be no assurance that the settlement will be finalized or that the United States District Court for the Northern District of Illinois will approve the settlement.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TELLABS, INC.

By:	/s/ Daniel P. Kelly
Daniel P. Kelly
President and Chief Executive Officer

Dated: November 25, 2013